1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	October 26, 2012	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

RESULTS REPORT FOR THE THIRD QUARTER OF 2012

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

The board of directors ( the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or “the Company” or “Company”) confirm that this announcement does not contain any misrepresentations, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of its contents.

The results report for the third quarter of 2012 of the Company (the “Report”) was considered and approved by the eleventh meeting of the fifth session of the Board and all the 11 directors of the Board attended the meeting.

The financial statements in this Report have not been audited.

“Reporting Period” means the period from 1 July to 30 September in 2012.

“The Group” means the Company and its subsidiaries.

The Chairman of the Board, Mr. Li Weimin, the Chief Financial Officer, Mr. Wu Yuxiang, and the Vice Chief Financial Officer, the head of the Accounting Department, Mr. Zhao Qingchun, hereby declare the accuracy and completeness of the financial statements in this Report.

Summary of the unaudited results of the Company and its subsidiaries (the “Group”) for the third quarter ended 30 September 2012 is set out as follows:

•

This Report is prepared in accordance with the relevant regulations on Disclosure of Information in Quarterly Reports for Listed Companies promulgated by the China Securities Regulatory Commission (the “CSRC”).

•

All financial information contained in this Report is prepared in accordance with the relevant requirements and interpretations under the Accounting Standards for Business Enterprises (2006) promulgated by the Ministry of Finance of the PRC. Shareholders of the Company (the “Shareholders”) and public investors is reminded of the different bases for reporting as adopted in this Report, the interim report and the annual report of the Company when trading in the shares of the Company.

•	Unless otherwise specified, the currency used in this Report is Renminbi (“RMB”).

•

For the third quarter of 2012, the operating income of the Group was RMB12.903 billion, representing an increase of RMB806.7 million or 6.7% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB-79.587 million, representing a decrease of RMB1,158.2 million or 107.4% as compared with the corresponding period of last year.

•

For the first three quarters of 2012, the operating income of the Group was RMB42.1112 billion, representing an increase of RMB8,726.2 million or 26.1% as compared with the corresponding period of last year. Net profit attributable to the Shareholders was RMB4,826.6 million, representing a decrease of RMB1,281.5 million or 21.0% as compared with the corresponding period of last year.

•	The information in this Report is the same as the announcement published on the Shanghai Stock Exchange. This announcement is published simultaneously in the PRC and overseas.

§1	General Information of the Group

1.1	Major Accounting Data and Financial Indicators

	As at the end of the Reporting Period	As at the end of last year		Increase/decrease at the end of the Reporting Period as compared with the end of last year
		After adjustment	Before adjustment	(%)
Total assets (RMB)	124,087,019,661	98,089,421,519	97,504,129,475	26.50
Shareholders’ equity excluding the equity of minority Shareholders (RMB)	44,113,551,581	42,066,362,462	42,199,149,378	4.87
Net assets per share attributable to the Shareholders (RMB)	8.97	8.55	8.58	4.87

	From the beginning of the year to the end of the Reporting Period (January-September)	Increase/decrease for the Reporting Period as compared with the same period last year (%)
Net cash flows from operating activities (RMB)	6,274,330,914	-62.12
Net cash flows per share from operating activities (RMB)	1.28	-62.12

	The Reporting Period (July-September)	From the beginning of the year to the end of the Reporting Period (January-September)	Increase/decrease for the Reporting Period as compared with the same period last year (%)

Net profit attributable to the Shareholders (RMB)	-79,587,357	4,826,600,962	-107.38

Basic earnings per share (RMB)	-0.0162	0.9813	-107.38

Basic earnings per share after deducting extraordinary profits and losses (RMB)	-0.0450	0.5308	-120.68

Weighted average return on net assets (%)	-0.19	10.94	Decreased 3.14 percentage points

Weighted average return on net assets after deducting extraordinary profits and losses (%)	-0.54	5.92	Decreased 3.47 percentage points

Extraordinary profits and losses items	Amount from the beginning of the year to the end of the Reporting Period (RMB)
Profit of disposing non-current assets	8,801,540
Government grant income included in current profit and loss	19,080,661
Gains from merger with Glocester (difference between transaction cost and fair value of the acquired net assets)	1,421,092,886
Investment profits generating from available-for-sale financial assets	3,702,379
Other non-operating income and expenses besides these abovementioned items	-20,652,615
Subtotal	1,432,024,851
Less: Effect of income tax	-786,640,284
Total amount of extraordinary profits and losses	2,218,665,135
Including: amount attributable to the Shareholders	2,215,696,862

Note:	In May 2012, the Company acquired the entire assets of Beisu Coal Mine and Yangcun Coal Mine owned by Yankuang Group Corporation Limited. According to the Chinese Accounting Standards (CASs), the acquisition constituted a merger of entities under the same control, therefore, in accordance with the relevant requirements, the Company made retroactive adjustment on the beginning balance of the consolidated balance sheet of the Reporting Period and the relevant items of comparative financial statements.

The impact of exchange gains or losses on the net profit attributable to the Shareholders:

Unit : 100 million

	The third quarter		The first three quarters
	2012	2011	2012	2011
Exchange gains or losses	4.342	-14.819	6.156	-2.496
Impact of exchange gains or losses on net profit	3.039	-10.373	4.309	-1.747

1.2	Total number of Shareholders at the end of the Reporting Period and the top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Total number of Shareholders at the end of the Reporting Period	108,722

Top 10 Shareholders holding tradable shares of the Company which are not subject to trading moratorium

Full Name of Shareholders	Number of tradable shares not subject to trading moratorium at the end of the Reporting Period (shares)	Classes of shares held (A shares, B Shares , H Shares or others)

HKSCC Nominees Limited	1,952,993,945	H Shares

Dongwu Industries Alternative Stock Securities Investment Fund	6,074,647	A Shares

Shanghai Stock 50 Transitional Open-end Index Securities Investment Fund	5,458,629	A Shares

Fuguo Tianbo Innovation Theme Stock Investment Fund	3,000,000	A Shares

Jiashi CSI 300 Index Securities Investment Fund	2,865,770	A Shares

Huatai Borui CSI 300 Index Transactional Open-end Index Securities Investment Fund	2,665,375	A Shares

Huaxia Blue Chip Mixed Type Securities Investment Fund (LOF)	2,499,913	A Shares

China Pacific Life Insurance Company Limited	2,441,634	A Shares

Xinhua Life Insurance Company Limited	2,397,603	A Shares

Yinhuazhongzheng Equal Weight 90 Index Classified Securities Investment Fund	2,346,644	A Shares

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited holds the Company’s H Shares in the capacity of a nominee. The following table sets out the shareholding of the substantial H Shareholders of the Company as at 30 September 2012:

Name of substantial shareholders	Class of shares	Capacity	Number of shares held (shares)	Nature of interests	Percentage in the H share capital of the Company (note 1)	Percentage in total share capital of the Company

Templeton Asset Management Ltd.	H Shares	Investment manager	272,453,000	Long position	13.91%	5.54%

		Beneficial owner	21,058,870	Long position	1.08%	0.43%

		Investment manager	7,857,468	Long position	0.40%	0.16%

JP Morgan Chase & Co.	H Shares	Custodian corporation/approved lending agent	127,296,713	Lending pool	6.50%	2.59%

		Beneficial owner	7,799,841	Short position	0.40%	0.16%

BlackRock, Inc.	H Shares	Interest of controlled corporations	136,992,018	Long position	6.99%	2.79%
			8,395,916	Short position	0.42%	0.17%

BNP Paribas Investment Partners SA	H Shares	Investment manager	117,641,207	Long position	6.00%	2.39%

Notes:

1.	The percentage figures above have been rounded off to the nearest second decimal place.
2.	Information disclosed hereby is based on the information available on the website of Hong Kong Stock Exchange at www.hkex.com.hk.

§2	Significant Matters

2.1	General Operating Performance

I	Operating Data Summary

Items	Third quarter			First three quarters
	2012	2011	Increase or decrease (%)	2012	2011	Increase or decrease (%)
I. Coal Business (kilotonne)
Raw coal production	17,414	14,843	17.32	49,832	41,587	19.83
Saleable coal production	15,625	13,785	13.35	45,956	38,384	19.73
Salable coal sales volume	22,497	16,717	34.58	65,812	44,392	48.25
II. Railway Transportation Business (kilotonne)
Transportation volume	3,897	4,298	-9.33	12,735	13,386	-4.86
III. Coal Chemicals Business (kilotonne)
Methanol production	118	164	-28.05	402	412	-2.43
Methanol sales volume	109	148	-26.35	397	395	0.51
IV. Electric Power Business (10,000kWh)
Power generation	26,441	37,119	-28.77	88,738	106,559	-16.72
Electricity sold	19,055	25,402	-24.99	62,522	72,346	-13.58
V. Heat Business (1,000 steam tonnes)
Heat generation	121	67	80.60	1,031	979	5.31
Heat sales volume	1	2	-50.00	209	149	40.27

II	Operating Performance of the Principal Businesses of the Group - by Business Segment

A. Coal Business

(i) Coal Production and Sales

For the first three quarters of 2012, the raw coal production of the Group was 49.83 million tonnes, representing an increase of 8.24 million tonnes or 19.8% as compared with the corresponding period of last year. The output of salable coal was 49.56 million tonnes, representing an increase of 7.57 million tonnes, or 19.7%, as compared with the corresponding period of last year. The increase of coal production was mainly due to: (1) the increase of coal production of Ordos Neng Hua from the acquisition of Wenyu coal mine in July 2011; and (2) the increase of overseas coal production from the acquisition of Syntech coal mines and Premier coal mine in August 2011 and December 2011 and merger with Gloucester in July 2012.

For the first three quarters of 2012, the sales volume of salable coal of the Group was 65.81million tonnes, representing an increase of 21.42 million tonnes, or 48.3%, as compared with the corresponding period of last year, of which 0.85 million tonnes were sold internally, and 64.96 million tonnes were sold externally. The increase of coal sales volume was mainly due to: (1) the sales volume of externally purchased coal increased by 14.48 million tonnes as compared with the corresponding period of last year; (2) the total coal sales volume of Yancoal Australia and Yancoal International increased by 5.05 million tonnes as compare with the corresponding period of last year; (3) the coal sales volume of Ordos Neng Hua increased by 2 million tonnes as compared with the corresponding period of last year.

The following table sets out the coal production and coal sales of the Group for the first three quarters of 2012:

Unit: kilotonne

Items	The third quarter			First three quarters
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
I. Raw coal production	17,414	14,843	17.32	49,832	41,587	19.83
1. The Company	8,398	9,032	-7.02	26,416	26,752	-1.26
2. Shanxi Neng Hua	351	334	5.09	1,013	910	11.32
3. Heze Neng Hua‚	540	807	-33.09	2,001	2,178	-8.13
4. Ordos Neng Huaƒ	1,344	1,567	-14.23	4,796	2,875	66.82
5. Yancoal Australia„	5,208	3,103	67.84	13,804	8,872	55.59
6. Yancoal International…	1,573	—	—	1,802	—	—
II. Salable coal production	15,625	13,785	13.35	45,956	38,384	19.73
1. The Company	8,393	9,020	-6.95	26,368	26,636	-1.01
2. Shanxi Neng Hua	351	333	5.41	1,003	899	11.57
3. Heze Neng Hua	449	573	-21.64	1,678	1,290	30.08
4. Ordos Neng Hua	1,341	1,567	-14.42	4,793	2,875	66.71
5. Yancoal Australia	3,671	2,292	60.17	10,483	6,684	56.84
6. Yancoal International	1,420	—	—	1,631	—	—
III. Salable coal sales volume	22,497	16,717	34.58	65,812	44,392	48.25
1. The Company	8,160	8,769	-6.94	25,508	25,985	-1.84
2. Shanxi Neng Hua	435	340	27.94	986	884	11.54
3. Heze Neng Hua	377	613	-38.50	1,604	1,335	20.15
4. Ordos Neng Hua	1,558	1,484	4.99	4,785	2,787	71.69
5. Yancoal Australia	3,263	2,303	41.68	10,374	7,033	47.50
6. Yancoal International	1,470	—	—	1,710	—	—
7. Externally purchased coal	7,234	3,208	125.50	20,845	6,368	227.34

Note:

	Shanxi Neng Hua refers to Yanzhou Coal Shanxi Neng Hua Company Limited;
‚	Heze Neng Hua refers to Yanmei Heze Neng Hua Company Limited;
ƒ	Ordos Neng Hua refers to Yanzhou Coal Ordos Neng Hua Company Limited;
„	Yancoal Australia refers to Yancoal Australia Limited. On 22 June 2012, according to the merger agreement between Yancoal Australia and Gloucester Coal Ltd. (“Gloucester”), the equity interests in Syntech Resources and Premier Coal held by Yancoal Australia have been transferred to Yancoal International (Holding) Company Limited, a wholly-owned subsidiary of the Company
…	Yancoal International refers to Yancoal International (Holding) Company Limited.

(ii) Coal Sales Prices

In the first three quarters of 2012, the continuous sluggish global economy has led to the weak demand for coal in the domestic and overseas markets and the average coal sales price of the Group decreased as compared with that of last year.

Unit: RMB/tonne

Items	The third quarter			First three quarters			2011
	2012	2011	Increase/ decrease (%)	2012	2011	Increase/ decrease (%)
1. The Company	536.48	685.84	-21.78	620.05	677.69	-8.51	682.09
2. Shanxi Neng Hua	287.29	466.27	-38.39	362.38	458.99	-21.05	467.67
3. Heze Neng Hua	538.40	933.00	-42.29	748.66	898.58	-16.68	912.86
4. Ordos Neng Hua	208.48	278.97	-25.27	249.41	288.70	-13.61	290.71
5. Yancoal Australia	718.53	798.67	-10.03	670.66	938.20	-28.52	929.80
6. Yancoal International	334.62	—	—	344.79	—	—	—
7. Externally purchased coal	618.01	726.18	-14.90	678.86	747.92	-9.23	722.34
Average product price of the Group	548.41	677.60	-19.07	611.83	706.91	-13.45	704.95

(iii) Cost of Coal Sales

In the first three quarters of 2012, the cost of coal sales business of the Group was RMB30.2998 billion, representing an increase of RMB13.5328 billion or 80.7% as compared to the corresponding period of last year. This was mainly due to: the increase of sales volume of self-produced coal from coal mines of the Group in Australia and Ordos City and the increase of sales volume of externally purchased coal of the Company.

Unit: RMB’000, RMB/tonne

Items		The first three quarters
		2012	2011	Increase/ decrease (%)

The Company	Total cost of sales	8,547,382	7,765,363	10.07
	Cost of sales per tonne	335.08	298.84	12.13

Shanxi Neng Hua	Total cost of sales	323,053	291,892	10.68
	Cost of sales per tonne	327.59	330.17	-0.78

Heze Neng Hua	Total cost of sales	937,438	876,698	6.93
	Cost of sales per tonne	584.30	656.88	-11.05

Ordos Neng Hua	Total cost of sales	920,397	470,581	95.59
	Cost of sales per tonne	192.34	168.87	13.90

Yancoal Australia	Total cost of sales	5,253,948	2,963,505	77.29
	Cost of sales per tonne	506.45	421.36	20.19

Yancoal International	Total cost of sales	473,974	—	—
	Cost of sales per tonne	277.21	—	—

Externally purchased coal	Total cost of sales	14,102,490	4,715,250	199.08
	Cost of sales per tonne	676.55	740.44	-8.63

In the first three quarters of 2012, the total cost of coal sales of the Company was RMB8.5474 billion, representing an increase of RMB782 million, or 10.1% as compared with that of the first three quarters of 2011. The cost of sales per tonne was RMB335.08, representing an increase of RMB36.24 or 12.1% as compared with that of the first three quarters of 2011. This was mainly due to: (1) the increase of policy expenditure by RMB10.55 in the cost of coal sales per tonne, including:  the increase of the amount of provision for production safety expenses led to the increase of cost of coal sales per tonne by RMB6.49; ‚ the increase of mining rights fees provision of related coal mines in the headquarters since 1 January 2012, which led to the increase of cost of coal sales per tonne by RMB1.43; ƒ the newly increased security deposit for environment management resulted in an increase in the cost of coal sales per tonne by RMB2.63; (2) the rising of employees’ wages caused an increase of the cost of sales per tonne of RMB28.89. Deducting the policy expenditure increase, the cost of coal sales per tonne of the Company was RMB324.53 in the first three quarters of 2012, representing an increase of RMB25.69 or 8.6% as compared with that of the first three quarters of 2011.

In the first three quarters of 2012, the total cost of coal sales of Heze Neng Hua was RMB937.4million, representing an increase of RMB60.74 million, or 6.9% as compared with that of the first three quarters of 2011. The cost of sales per tonne was RMB584.30, representing a decrease of RMB72.58 or 11.0% as compared with that of the first three quarters of 2011. This was due to the increase of sales volume of saleable coal by 0.27 million tonnes or 20.1%, which caused the decrease of fixed cost per tonne.

In the first three quarters of 2012, the total cost of coal sales of Ordos Neng Hua was RMB920.4 million, representing an increase of RMB449.8 million, or 95.6% as compared with that of the first three quarters of 2011. This was mainly due to the increase of coal sales volume. The cost of sales per tonne was RMB192.34, representing an increase of RMB23.47 or 13.9% as compared with that of the first three quarters of 2011. This was mainly due to: (1) the increase of the amount of provision for production safety expenses led to the increase of cost of coal sales per tonne by RMB2.32; (2) the newly increased land subsidence expense led to the increase of cost of coal sales per tonne by RMB5.55; (3) the increase of amortization of mining rights and labor expenses led to the increase of cost of coal sales per tonne by RMB7.34 and RMB6.29, respectively.

In the first three quarters of 2012, the total cost of coal sales of Yancoal Australia was RMB5.2539 billion, representing an increase of RMB2.2904 billion, or 77.3% as compared with that of the first three quarters of 2011. The cost of sales per tonne was RMB506.45, representing an increase of RMB85.09 or 20.2% as compared with that of the first three quarters of 2011. This was mainly due to: (1) merger with Gloucester led to the increase of cost of coal sales per tonne by RMB14.55; (2) the volume of saleable coal produced by Austar coal mine and Yancoal Resources Limited (previously known as Felix Resources Co., Ltd) decreased by 0.36 million tonnes as compared with that of the first three quarters of 2011, which led to an increase of cost of coal sales per tonne by RMB17.33; (3) the increase of stripping cost, equipment lease expense and land acquisition fee of Yancoal Resources led to the increase of cost of coal sales per tonne by RMB26.83, RMB14.80 and RMB13.16, respectively.

In the first three quarters of 2012, the total cost of externally purchased coal sales of the Group was RMB14.1025 billion, representing an increase of RMB9.3872 billion, or 199.1% as compared with that of the first three quarters of 2011. This was mainly due to the sales volume of externally purchased coal increased by 14.48 million tonnes, or 227.3% as compared with that of the first three quarters of 2011.

B. Railway Transportation

In the first three quarters of 2012, the transportation volume of the Company’s Railway Assets was 12.73 million tonnes, representing a decrease of 0.66 million tonnes or 4.9% as compared with the corresponding period of last year. Income from railway transportation services of the Company (income from transported volume settled on the basis of off-mine prices and special purpose railway transportation fees borne by customers) was RMB333 million, representing a decrease of RMB20.898 million or 5.9% as compared with the corresponding period of last year. The cost of railway transportation business was RMB257.9 million, representing an increase of RMB26.786 million or 11.6% as compared with the corresponding period of last year.

C. Coal Chemicals

The following table sets out the operation of methanol business of the Group for the first three quarters of 2012:

	Production volume of methanol (Kilotonnes)			Sales volume of methanol (Kilotonnes)
	The first three quarters of 2012	The first three quarters of 2011	Increase/ decrease (%)	The first three quarters of 2012	The first three quarters of 2011	Increase/ decrease (%)
1.Yulin Neng Hua	382	356	7.30	375	340	10.29
2.Shanxi Neng Hua‚	20	56	-64.29	22	55	-60.00

Note:

	Yulin Neng Hua refers to Yanzhou Coal Yulin Neng Hua Company Limited.
‚	Due to the shortage of raw material supply, the methanol project of Shanxi Neng Hua has stopped production since April 2012.

	Sales income (RMB’000)			Cost of sales (RMB’000)
	The first three quarters of 2012	The first three quarters of 2011	Increase/ decrease (%)	The first three quarters of 2012	The first three quarters of 2011	Increase/ decrease (%)
1.Yulin Neng Hua	737,120	673,206	9.49	653,308	601,823	8.55
2.Shanxi Neng Hua	44,269	113,389	-60.96	43,043	117,027	-63.22

D. Electric Power

The following table sets out the operation of electricity business of the Group for the first three quarters of 2012:

	Power generation (10,000 kWh)			Electricity sold (10,000 kWh)
	First three quarters of 2012	First three quarters of 2011	Increase/ decrease (%)	First three quarters of 2012	First three quarters of 2011	Increase/ decrease (%)
1. Hua Ju Energy	70,038	79,384	-11.77	60,349	69,256	-12.86
2. Yulin Neng Hua	18,700	21,050	-11.16	2,173	2,782	-21.89
3. Shanxi Neng Hua‚	—	6,125	—	—	308	—

Note:

	Hua Ju Energy refers to Shandong Hua Ju Energy Company Limited.
‚	Since 1 January 2012, the power plant of Shanxi Neng Hua has stopped generating electricity due to the excessively high cost of fuel.

Unit: RMB’000

	Sales Income (RMB’000)			Cost of Sales (RMB’000)
	First three quarters of 2012	First three quarters of 2011	Increase/ decrease (%)	First three quarters of 2012	First three quarters of 2011	Increase/ decrease (%)
1. Hua Ju Energy	230,874	244,805	-5.69	248,569	257,552	-3.49
2. Yulin Neng Hua	5,422	6,608	-17.95	7,399	10,623	-30.35
3. Shanxi Neng Hua	—	767	—	—	2,860	—

E. Heat Business

In the first three quarters of 2012, Hua Ju Energy generated heat energy of 1.03 million steam tonnes and sold 0.21 million steam tonnes, which generated sales income of RMB35.634 million and the cost of sales was RMB23.764 million.

2.2	Significant movements of the accounting items of the Group and the reasons thereof

I.	Significant movements in items of consolidated balance sheet and the reasons thereof

(A) Asset items

Items	As at 30 September 2012 (RMB’000)	As at 31 December 2011 (RMB’000)	Increase/ decrease (%)	Main reasons for change

Bills receivable	4,235,270	7,152,621	-40.79	1. The decrease of coal sales volume settled by acceptance bills. 2. Bills discounted.

Prepayments	2,359,445	824,412	186.20	1. Prepayment for externally purchased coal increased by RMB1.2785 billion. 2. Prepayment for equipment purchase made by Ordos Neng Hua increased by RMB114.8 million.

Inventory	2,167,089	1,394,679	55.38	Coal inventory increased by RMB758.3 million.

Other current assets	3,863,726	2,857,950	35.19

1.      An increase of RMB110 million in the paid but not amortized guarantee deposit for environment management of the Company.

2.      Prepayment paid by the Group for relocation of villages was RMB436.7 million.

3.      An increase of RMB159.1 million in the fair value measured financial assets from the forward foreign exchange contracts entered by Yancoal Australia; an increase of RMB118.6 million in the mining rights royalties; an increase of RMB98.99 million in the paid but not amortized striping and mining cost.

Available-for-sale financial assets	151,809	333,618	-54.50	Long-term bonds of Newcastle Coal Infrastructure Construction Group held by Yancoal Australia, amounting to RMB160.1 million have all been sold out.

Long-term equity investment	2,710,296	1,747,779	55.07

1.      The Company injected RMB810 million for joint establishment of Shaanxi Future Energy Chemical Co., Ltd.

2.      The Company, as the controlling shareholder, invested RMB51 million for establishment of Shandong Coal Trade Center.

3.      The Company increased capital investment to Haosheng Company by RMB109 million.

Construction in progress	18,615,707	12,082,245	54.07

1.      The construction in progress of Yancoal Australia increased by RMB3.599 billion.

2.      The construction in progress of Yancoal International increased by RMB1.3062 billion.

3.      The construction in progress of Ordos Neng Hua increased by RMB952.6 million.

4.      The construction in progress of the Company increased by RMB490 million.

5.      The construction in progress of Heze Neng Hua increased by RMB158.2 million.

Intangible assets	33,570,564	24,657,105	36.15

1.      The newly increased mining rights of RMB2.4768 billion for Nantun coal mine, Xinglongzhuang coal mine, Baodian coal mine, Dongtan coal mine and Jining No. 2 coal mine (“5 Coal Mines”) (the Company has paid RMB495.3 million for the mining rights during the Reporting Period).

2.      An increase of RMB6.5668 billion of mining rights value for Yancoal Australia caused by the merger with Gloucester.

Deferred tax assets	5,809,300	2,046,011	183.93

1.      An increase of RMB208.6 million of deferred tax assets caused by the increase of unpaid land subsidence fees, safety fees and salaries and wages payable to the employees which have been withdrawn by the Company and its domestic subsidiaries.

2.      An increase of RMB3.2781 billion of deferred tax assets caused by the Mineral Resources Rent Tax of Yancoal Australia and other factors.

Other non-current assets	1,287,851	117,926	992.08	An increase of RMB1.1163 billion of mining royalties receivable over 1 year from Middlemount coal mine caused by the merger with Gloucester.

Total assets	124,087,020	98,089,422	26.50	—

(B) Liability items

Items	As at 30 September 2012 (RMB’000)	As at 31 December 2011 (RMB’000)	Increase/ decrease (%)	Main reasons for change

Short-term borrowing	5,197,766	13,171,083	-60.54	An increase of RMB1.0163 billion of short-term borrowing of the Company caused by the payment for H shares dividend for the year 2011; the Company has paid: (1) the loan of RMB832 million for the payment of the H shares dividend for the year 2010; (2) loan of RMB6.26 billion for increased capital investment to Yancoal Australia; (3) other short-term bank loans of RMB1.8997 billion.

Bills payable	3,971,465	240,824	1,549.12	A newly added bills payable of Gloucester amounting to RMB3.8825 billion

Accounts payable	2,706,550	2,054,240	31.75	The accounts payable of Yancoal Australia increased by RMB674.8 million

Tax payable	726,869	2,530,478	-71.28	1. Business income tax payable decreased by RMB1.2332 billion. 2. Value-added tax payable decreased by RMB255.1 million.

Interest payable	428,440	252,469	69.70	Bonds interest payable increased by RMB171.4 million caused by the issuance of bonds made by the Company and its subsidiaries.

Non-current liabilities due within 1 year	5,673,863	8,766,205	-35.28

1.      Yancoal Australia delayed loan payment of RMB5.4947 billion.

2.      The Company’s financial lease payment increased by RMB2 billion.

3.      The Company’s mining right fees payable due within 1 year for the 5 Coal Mines increased by RMB396.3 million.

Other current liabilities	4,180,895	3,199,225	30.68	The accrued but not used provisions for land subsidence, restoration, rehabilitation and environmental costs made by the Group increased by RMB785.7 million.

Long-term borrowing	22,599,847	14,869,323	51.99	1. The long-term borrowing increased by RMB5.4947 billion due to Yancoal Australia’s partial delayed loan payment. 2. The long-term borrowing of the Company increased by RMB1.3958 billion.

Bonds payable	11,341,548	—	—	The issuance of corporate bonds amounting to RMB5 billion and USD1 billion by the Company and its subsidiaries.

Long-term payable	1,740,886	8,159	21,237.00	1. An increase of RMB1.5851 billion of mining rights fees payable for the 5 Coal Mines by the Company. 2. Yancoal Australia’s financial lease payment increased by RMB118.3 million.

Accrued liability	1,535,742	325,414	371.93	A newly added accrued liability of RMB1.1518 billion of Gloucester.

Deferred income tax liability	8,685,141	3,859,785	125.02	An increase of RMB4.0463 billion of deferred income tax liability caused by the evaluation rising in value on mining rights of Gloucester and Mineral Resources Rent Tax to Yancoal Australia.

Other non-current liability	1,463,062	6,869	21,199.49	The balance was RMB1.4570 billion by the end of the Reporting Period caused by the issuance of contingent options due to the merger with Gloucester.

Total liabilities	76,608,216	55,356,875	38.39	—

II.	Significant movements of items in consolidated income statement and the reasons thereof

	The first three quarters
Items	2012 (RMB’000)	2011 (RMB’000)	Increase /decrease (%)	Main reasons for change

Operating income	42,111,204	33,385,011	26.14

1.      The sales income of self-produced coal decreased by RMB522.8 million compared to the corresponding period of last year, among which: the sales income of coal business increased by RMB4.2186 billion compared to the corresponding period of last year which was due to the increase of sales volume of coal; the sales income of coal business decreased by RMB4.7414 billion compared to the corresponding period of last year which was due to the decrease of sales price of coal.

2.      The sales income of externally purchased coal increased by RMB9.3877 billion compared to the corresponding period of last year.

Operating cost	32,279,542	18,854,938	71.20	The sales volume of coal increased compared to the corresponding period of last year.

Finance expenses	323,489	783,569	-58.72

1       The foreign exchange gains of the first three quarters in 2012 were RMB615.6 million; the foreign exchange losses of the corresponding period last year were RMB249.6 million.

2       Interest expenditures increased by RMB489.3 million compared to the corresponding period of last year.

Non-operating income	1,473,556	44,662	3,199.35	The merger with Gloucester brings income of RMB1.4211 billion which was due to the transaction cost lower than the fair value of the net assets acquired.

Income tax expense	-9,263	2,336,204	-100.40

1       The income tax expenses of Yancoal Australia decreased by RMB1.7228 billion compared to the corresponding period of last year affected by the Mineral Resource Rent Tax.

2       The income tax expenses decreased by RMB704.5 million compared to the corresponding period of last year which was due to the decrease of the taxable income of the Company.

Net profit attributable to the Shareholders	4,826,601	6,108,140	-20.98	—

III.	Significant movements of items in consolidated cash flow statement and the reasons thereof

	The first three quarters
Items	2012 (RMB’000)	2011 (RMB’000)	Increase /decrease (%)	Main reasons for change

Net cash flow from operating activities	6,274,331	16,562,336	-62.12

1.      Cash received from sales of goods or rendering of services increased by RMB6.8006 billion compared to the corresponding period of last year.

2.      Cash paid for purchase of goods and receipt of services increased by RMB13.6092 billion compared to the corresponding period of last year.

3.      Salary and benefits paid to employees increased by RMB1.8439 billion compared to the corresponding period of last year.

4.      Cash paid for taxes increased by RMB1.0551 billion compared to the corresponding period of last year.

Net cash flow from investing activities	-959,295	-17,846,348	-94.62

1.      Net cash outflow decreased by RMB10.6995 billion compared to the corresponding period of last year which was due to the change of restricted deposits.

2.      Net cash outflow decreased by RMB5.567 billion compared to the corresponding period of last year which was due to the decrease of acquisition of assets and equity investment.

3.      Cash received from recovery of investments increased by RMB607.7 million compared to the corresponding period of last year.

Net cash flow from financing activities	428,581	4,135,989	-89.64

1.      Cash inflow decreased by RMB2.6242 billion compared to the corresponding period of last year which was due to the decrease of cash received from borrowings.

2.      The amount of cash inflow from bond issues was RMB11.2910 billion.

3.      Cash outflow increased by RMB12.6281 billion compared to the corresponding period of last year which was due to the increase of repayments for borrowing and debts.

4.      Cash outflow increased by RMB468.4 million compared to the corresponding period of last year which was due to the increase of cash paid for distribution of dividends and interests.

5.      Cash outflow decreased by RMB722.4 million compared to the corresponding period of last year which was due to the decrease of cash paid for other financing activities.

Net increase in cash and cash equivalents	5,864,041	2,342,356	150.35	—

2.3	Progress and impact of significant events and analysis of resolution

2.3.1 The issue of corporate bonds in the PRC domestic market

As approved at the 2012 first extraordinary general meeting of the Company held on 8 February 2012 and ratified by CSRC (Zhengjian Xuke [2012] No. 592), the Company was approved to issue corporate bonds in the PRC, with an aggregate principal amount not exceeding RMB10 billion. On 25 July 2012, the Company issued the first tranche of corporate bonds amounting to RMB5 billion and received net proceeds of RMB4.95 billion. The issuance of the remaining RMB5 billion corporate bonds will be completed within 24 months from the date of approval by the CSRC. In accordance with the provisions in the offering document, all net proceeds have been used for replenishing the working capital of the Company.

2.3.2 The issue of corporate bonds in the overseas markets

At the tenth meeting of the fifth session of the Board held on 24 August 2012, the Board approved the proposal of the issuance of corporate bonds with an aggregate principle amount not exceeding USD2.0 billion (USD2.0 billion inclusive) and relevant authorisation matters. The above issuance of bonds is subject to approval procedures by the general meeting of the Company and relevant regulatory authorities.

2.3.3 Changes in Accounting Estimates

Pursuant to the rules and regulations of “the Provision and Usage Measures of Production Safety Expenses of the Enterprises” (Caiqi [2012] No.16), jointly issued by the Ministry of Finance and the State Administration of Work Safety on 14 February 2012, since 1 February 2012, the coal mines of the Group located in Shandong and Inner Mongolia Autonomous Region has increased the amount of provision for production safety expenses to RMB15 per tonne ROM from RMB8 and RMB10 per tonne ROM respectively as approved at the tenth meeting of the fifth session of the Board of the Company.

Calculated on the basis of CASs, it is estimated that this change in accounting estimates will increase the cost expense of the Group by approximately RMB270.6 million and reduce the total profit and net profit by RMB270.6 million and RMB203 million, respectively. This change in accounting estimation does not affect the profit of the Company calculated on the basis of the International Financial Reporting Standards.

2.3.4 Extension of entrusted loan to Yulin Nenghua

As approved at the eleventh meeting of the fifth session of the Board held on 26 October 2012, the entrusted loan amounting to RMB500 million and RMB1.5 billion, respectively provided by the Company to Yulin Nenghua, a wholly-owned subsidiary of the Company, will be extended for another three years without the interest in 2012.

Including the above extended RMB2 billion entrusted loan, the Company has provided entrusted loans of RMB6.765 billion in total to its subsidiaries for 12 consecutive months, representing 6.9% of the audited total assets of RMB98.089 billion for the Group in 2011 calculated based on the CASs.

2.3.5 The amendments to the articles of association of the Company (the “Articles of Association”)

As approved at the tenth meeting of the fifth session of the Board held on 24 August 2012, the Company resolved to amend the Articles of Association. According to the regulatory requirements and actual situation, the Company proposed to improve the process and mechanism of decision making related to profits distribution, the procedures for duty performance of independent directors, the measures to be adopted for receiving opinions from minority Shareholders and protecting their legal interests, and the approval process for mutual loans of overseas subsidiaries in the Articles of Association. The amendments to the Articles of Association are subject to approval procedures by the general meeting of the Company and relevant government authorities.

2.4	Warning and explanation on reasons for possible loss in accumulated net profit expected to be recorded from the beginning of the year to the end of the next Reporting Period or material change as compared to those of the corresponding period last year.

Not Applicable.

2.5	Implementation of dividend payment policy during the Reporting Period

The cash dividend policy specified in the Articles of Association is as follows: “the Company’s profit distribution policy shall remain consistent and stable. The final dividend shall be paid once a year. The shareholders shall by way of an ordinary resolution authorize the board of directors to declare and pay final dividends of the Company. The Company may distribute interim cash dividends upon obtaining approval from the board of directors and the shareholders at general meeting. Dividends of the Company to be distributed in the form of cash shall account for approximately 35% of the Company’s net profit after statutory reserve for the corresponding accounting year.”

A sum of RMB2.8035 billion of the final dividend for the year 2011 (tax inclusive) was paid to the Shareholders on 19 July 2012, equivalent to a cash dividend of RMB0.57 per share (tax inclusive).

§3	Directors

As at the date of this announcement, the directors of the Company are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, the PRC

26 October 2012

Appendices:

Consolidated Balance Sheet

30 September 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	As at 30 September 2012	As at 31 December 2011
CURRENT ASSETS:
Cash at bank and on hand	18,400,214,093	18,105,579,319
Tradable financial assets
Bills receivable	4,235,269,853	7,152,620,511
Accounts receivable	855,237,819	815,157,475
Prepayments	2,359,444,840	824,411,964
Interest receivable	27,389,047	17,265,975
Dividends receivable
Other receivables	2,921,582,856	3,069,166,771
Purchase of resold financial assets
Inventories	2,167,088,545	1,394,679,193
Non-current assets due within one year
Other current assets	3,863,726,297	2,857,949,797

TOTAL CURRENT ASSETS	34,829,953,350	34,236,831,005

NON-CURRENT ASSETS:
Offering loan and advance
Available-for-sale financial assets	151,808,998	333,617,636
Held-to-maturity investments
Long-term accounts receivable	310,097,315	300,082,542
Long-term equity investments	2,710,296,426	1,747,778,937
Fixed assets	25,354,182,219	21,185,930,552
Construction in progress	18,615,706,894	12,082,244,675
Construction materials	36,132,290	31,561,191
Disposal of fixed assets
Intangible assets	33,570,563,733	24,657,104,675
Goodwill	1,360,036,254	1,337,553,543
Long-term deferred expenses	51,091,125	12,779,427
Deferred tax assets	5,809,300,319	2,046,011,436
Other non-current assets	1,287,850,738	117,925,900

TOTAL NON-CURRENT ASSETS	89,257,066,311	63,852,590,514

TOTAL ASSETS	124,087,019,661	98,089,421,519

The financial statements from Page 22 to Page 29 are signed by the following responsible officers:

Legal Representative of the Company: Li Weimin

Chief Financial Officer: Wu Yuxiang

Head of Accounting Department: Zhao Qingchun

Consolidated Balance Sheet (Continued)

30 September 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	As at 30 September 2012	As at 31 December 2011
CURRENT LIABILITIES:
Short-term borrowings	5,197,765,988	13,171,082,700
Borrowings from central bank
Deposits absorption and deposits between companies
Borrowing from banks or other institutes
Tradable financial liabilities
Bills payable	3,971,465,335	240,824,185
Accounts payable	2,706,550,378	2,054,240,242
Advances from customers	1,695,401,462	1,740,484,646
Salaries and wages payable	1,486,069,745	1,150,954,174
Taxes payable	726,869,473	2,530,477,731
Interest payable	428,440,460	252,468,903
Other payables	3,174,667,836	3,181,363,668
Non-current liabilities due within one year	5,673,863,238	8,766,204,849
Other current liabilities	4,180,895,435	3,199,224,715

TOTAL CURRENT LIABILITIES	29,241,989,350	36,287,325,813

NON-CURRENT LIABILITIES:
Long-term borrowings	22,599,847,083	14,869,322,500
Bonds payable	11,341,548,320
Long-term payables	1,740,886,071	8,158,667
Accrued liabilities	1,535,741,532	325,413,915
Deferred tax liabilities	8,685,141,428	3,859,784,843
Other non-current liabilities	1,463,061,903	6,868,994

TOTAL NON-CURRENT LIABILITIES	47,366,226,337	19,069,548,919

TOTAL LIABILITIES	76,608,215,687	55,356,874,732

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	3,458,818,431	4,474,780,903
Special reserves	3,134,222,916	2,414,752,299
Surplus reserves	4,580,888,473	4,580,888,473
Undistributed earnings	28,077,482,344	26,054,369,382
Translation reserve	-56,260,583	-376,828,595
Equity attributable to Shareholders	44,113,551,581	42,066,362,462
Minority interest	3,365,252,393	666,184,325

TOTAL SHAREHOLDERS’ EQUITY	47,478,803,974	42,732,546,787

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	124,087,019,661	98,089,421,519

Balance Sheet of the Parent Company

30 September 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	As at 30 September 2012	As at 31 December 2011
CURRENT ASSETS:
Cash at bank and on hand	13,113,011,624	15,569,932,397
Tradable financial assets
Bills receivable	3,927,029,396	7,145,440,261
Accounts receivable	93,890,791	20,793,193
Prepayments	1,354,900,013	58,345,878
Interests receivable	346,672,704	74,595,870
Dividends receivable
Other receivables	9,748,447,390	4,998,305,747
Inventories	896,403,962	448,994,470
Non-current assets due within one year
Other current assets	2,328,358,480	1,901,128,410

TOTAL CURRENT ASSETS	31,808,714,360	30,217,536,226

NON-CURRENT ASSETS:
Available-for-sale financial assets	151,481,752	173,494,658
Hold-to-maturity investment	9,140,000,000	8,223,000,000
Long-term accounts receivable
Long-term equity investments	15,007,291,456	16,919,454,979
Investment real estate
Fixed assets	6,178,892,015	6,581,907,548
Construction in progress	599,417,257	111,477,324
Construction Materials	2,642,896	1,395,921
Disposal of fixed assets
Intangible assets	3,309,372,105	573,802,704
Development expenditure
Goodwill
Long-term deferred expenses	48,561,250	66,875
Deferred tax assets	1,853,927,271	1,645,270,657
Other non-current assets	117,925,900	117,925,900

TOTAL NON-CURRENT ASSETS	36,409,511,902	34,347,796,566

TOTAL ASSETS	68,218,226,262	64,565,332,792

Balance Sheet of the Parent Company (Continued)

30 September 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEMS	As at 30 September 2012	As at 31 December 2011
CURRENT LIABILITIES:
Short-term borrowings	3,910,431,679	11,892,000,000
Tradable financial liabilities	146,113,697	179,617,737
Bills payable	89,010,786	240,824,185
Accounts payable	641,024,243	878,689,806
Advances from customers	1,522,140,187	1,462,269,341
Salaries and wages payable	883,456,498	630,939,956
Taxes payable	965,073,080	2,302,909,102
Interest payable	46,000,000
Dividends payable
Other payables	3,660,936,511	2,971,038,728
Non-current liabilities due within one year	2,396,284,800
Other current liabilities	3,539,090,505	2,807,948,200

TOTAL CURRENT LIABILITIES	17,799,561,986	23,366,237,055

NON-CURRENT LIABILITIES:
Long-term borrowings	3,395,843,327	2,000,000,000
Bonds payable	5,000,000,000
Long-term payable	1,585,139,200
Accrued liabilities
Deferred tax liabilities	18,111,071	23,614,297
Other non-current liabilities	1,459,061,883	2,868,974

TOTAL NON-CURRENT LIABILITIES	11,458,155,481	2,026,483,271

TOTAL LIABILITIES	29,257,717,467	25,392,720,326

SHAREHOLDERS’ EQUITY:
Share capital	4,918,400,000	4,918,400,000
Capital reserves	3,813,195,200	4,587,845,667
Less: treasury stock
Special reserves	2,775,067,313	2,217,185,097
Surplus reserves	4,535,778,435	4,535,778,435
Provision for general risk
Undistributed profits	22,918,067,847	22,913,403,267

TOTAL SHAREHOLDERS’ EQUITY	38,960,508,795	39,172,612,466

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,218,226,262	64,565,332,792

Consolidated Income Statement

The first three Quarters of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first three Quarters of 2012	The first three Quarters of 2011	The third Quarter of 2012	The third Quarter of 2011
1. TOTAL OPERATING INCOME	42,111,203,996	33,385,011,136	12,902,993,554	12,096,332,144
Including: operating income	42,111,203,996	33,385,011,136	12,902,993,554	12,096,332,144
2. TOTAL OPERATING COST	38,764,867,859	24,948,287,910	13,033,206,592	10,691,002,230
Including: Operating cost	32,279,542,376	18,854,937,708	11,027,316,959	7,281,380,782
Interest expenses
Operating taxes and surcharges	462,509,865	470,066,545	109,682,289	162,591,617
Selling expenses	1,823,042,526	1,735,007,060	704,267,337	558,573,362
General and administrative expenses	3,876,969,819	3,104,707,561	1,244,737,534	1,079,230,134
Financial expenses	323,488,797	783,569,036	-52,487,527	1,610,214,943
Impairment loss of assets	-685,524		-310,000	-988,608
Add: Gain on fair value change (The loss is listed beginning with “-”)	-88,014,338		-88,014,338
Investment income (The loss is listed beginning with “-”)	120,195,587	29,743,342	51,195,323	14,504,274
Including: Investment income of associates and joint ventures
Profit on exchange (The loss is listed beginning with “-”)
3. Operating profit (The loss is listed beginning with “-”)	3,378,517,386	8,466,466,568	-167,032,053	1,419,834,188
Add: Non-operating income	1,473,556,389	44,662,078	53,081,858	15,284,278
Less: Non-operating expenditures	45,233,918	39,247,106	35,303,312	2,004,385
Including: Losses on disposal of non-current assets	1,124,032	10,134,354	799,044	284,496
4. Total profit (The total loss is listed beginning with “-”)	4,806,839,857	8,471,881,540	-149,253,507	1,433,114,081
Less: Income tax	-9,262,812	2,336,204,374	-44,543,398	336,293,792
5. Net profit (The net loss is listed beginning with “-”)	4,816,102,669	6,135,677,166	-104,710,109	1,096,820,289
Net profit attributable to Shareholders	4,826,600,962	6,108,140,082	-79,587,357	1,078,562,931
Minority interest	-10,498,293	27,537,084	-25,122,752	18,257,358
6. Earnings per share
(1) Earnings per share, basic	0.98	1.24	-0.02	0.22
(2) Earnings per share, diluted	0.98	1.24	-0.02	0.22
7. Other comprehensive income	409,973,738	-1,038,378,106	843,010,353	-1,270,379,618
8. Total comprehensive income	5,226,076,407	5,097,299,060	738,300,244	-173,559,329
Comprehensive gains attributable to Shareholders	5,236,574,700	5,069,761,976	763,422,997	-191,816,687
Comprehensive gains and losses of minority interest	-10,498,293	27,537,084	-25,122,753	18,257,358

Income Statement Of the Parent Company

The first three Quarters of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first three Quarters of 2012	The first three Quarters of 2011	The third Quarter of 2012	The third Quarter of 2011
1. TOTAL OPERATING INCOME	30,656,414,195	22,896,865,031	9,259,241,028	8,591,943,855
Less: Operating cost	23,526,397,349	13,249,930,183	7,695,698,686	5,339,767,885
Operating taxes and surcharges	378,304,467	394,085,756	90,577,135	132,524,534
Selling expense	262,516,944	258,218,363	85,558,585	86,331,183
General and administrative expense	2,613,024,412	2,279,083,305	888,353,781	762,179,330
Financial expenses	484,559,669	106,488,034	226,943,807	36,867,781
Impairment loss of assets
Add: Gain from the fair value changes (The loss is listed beginning with “-”)	-53,569,697	-67,031,090	-65,935,971	-32,551,739
Investment income (The loss is listed beginning with “-”)	542,794,251	181,060,480	172,432,182	96,506,213
Including: Investment income of associates and joint ventures
2. Operating profit (The loss is listed beginning with “-”)	3,880,835,908	6,723,088,780	378,605,245	2,298,227,616
Add: Non-operating income	10,976,839	10,557,629	5,355,570	8,122,426
Less: Non-operating expense	9,226,692	14,077,093	8,220,705	3,219,875
Including: Loss on disposal of non-current assets	53,380	205,826		205,826
3. Total profit (The total loss is listed beginning with “-”)	3,882,586,055	6,719,569,316	375,740,110	2,303,130,167
Less: Income tax	1,074,433,475	1,778,925,844	126,037,525	588,692,203
4. Net profit (The net loss is listed beginning with “-”)	2,808,152,580	4,940,643,472	249,702,585	1,714,437,964
5. Earnings per share
(1) Earnings per share, basic	0.57	1.00	0.05	0.35
(2) Earnings per share, diluted	0.57	1.00	0.05	0.35
6. Other comprehensive income	-16,509,680	-24,800,067	-17,685,418	-28,245,774
7. Total comprehensive income	2,791,642,900	4,915,843,405	232,017,167	1,686,192,190

Consolidated Cash Flow Statement

The first three Quarters of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first three Quarters of 2012	The first three Quarters of 2011	The third Quarter of 2012	The third Quarter of 2011
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods or rendering of services	49,920,191,463	43,119,554,537	13,632,320,761	12,744,890,285
Tax refunding	504,563,170	531,153,836	249,393,916	206,422,386
Other cash received relating to operating activities	1,322,943,943	926,553,953	193,336,026	131,983,044

Sub-total of cash inflows	51,747,698,576	44,577,262,326	14,075,050,703	13,083,295,715

Cash paid for goods and services	25,958,099,523	12,348,932,929	8,838,929,678	5,076,847,712
Cash paid to and on behalf of employees	7,853,001,059	6,009,089,253	2,784,398,255	2,087,457,904
Taxes payments	7,096,671,027	6,041,574,654	1,432,513,484	1,954,618,517
Other cash paid relating to operating activities	4,565,596,053	3,615,328,991	2,465,970,361	917,383,122

Sub-total of cash outflows	45,473,367,662	28,014,925,827	15,521,811,778	10,036,307,255

NET CASH FLOW FROM OPERATING ACTIVITIES	6,274,330,914	16,562,336,499	-1,446,761,075	3,046,988,460

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	607,661,553		210,467,787
Cash received from return of investments income	20,590,469	2,433,305		2,433,305
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	7,436,608	12,633,969	3,529,140	9,215,844
Other cash received relating to investing activities	6,045,375,089	2,276,102,842	386,643,262	929,026,737

Sub-total of cash inflows	6,681,063,719	2,291,170,116	600,640,189	940,675,886

Cash paid to acquire fixed assets, intangible assets and other long-term assets	3,971,343,406	5,608,968,411	2,394,939,959	741,257,756
Cash paid for investments	1,198,840,824	954,052,548	635,356,047
Net cash paid for the acquisition of subsidiaries and other business units	1,484,717,627	5,658,860,634	331,459,912	4,151,077,370
Other cash paid relating to investing activities	985,457,088	7,915,636,972	39,020,683	237,589,751

Sub-total of cash outflows	7,640,358,945	20,137,518,565	3,400,776,601	5,129,924,877

NET CASH FLOW USED IN INVESTING ACTIVITIES	-959,295,226	-17,846,348,449	-2,800,136,412	-4,189,248,991

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from borrowings	8,758,699,004	11,382,893,600	1,817,837,692	200,000,000
Cash received from bonds	11,291,000,000		4,978,100,000

Sub-total of cash inflows	20,049,699,004	11,382,893,600	6,795,937,692	200,000,000

Repayments of borrowings and debts	15,590,693,110	2,962,585,760	4,087,693,110
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	3,914,003,176	3,445,507,310	3,084,167,067	1,609,409,781
Other cash paid relating to financing activities	116,422,009	838,811,886	61,623,760	913,697

Sub-total of cash outflows	19,621,118,295	7,246,904,956	7,233,483,937	1,610,323,478

NET CASH FLOW USED IN FINANCING ACTIVITIES	428,580,709	4,135,988,644	-437,546,245	-1,410,323,478

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	120,424,360	-509,620,282	128,450,181	-553,320,571
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	5,864,040,757	2,342,356,412	-4,555,993,551	-3,105,904,580
Add: Cash and cash equivalents, opening	8,154,223,808	6,778,388,923	18,574,258,116	12,226,649,915
6. Cash and cash equivalents, closing	14,018,264,565	9,120,745,335	14,018,264,565	9,120,745,335

Cash Flow Statement of the Parent Company

The first three Quarters of 2012

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

Items	The first three Quarters of 2012	The first three Quarters of 2011	The third Quarter of 2012	The third Quarter of 2011
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services	38,622,286,462	31,816,096,786	10,257,752,800	8,308,133,367
Other cash received relating to operating activities	557,118,908	207,483,165	102,026,866	63,992,269

Sub-total of cash inflows	39,179,405,370	32,023,579,951	10,359,779,666	8,372,125,636

Cash paid for goods and services	22,081,506,691	10,130,909,891	6,940,513,890	4,217,862,611
Cash paid to and on behalf of employees	5,488,066,414	4,158,655,633	1,993,566,190	1,456,991,377
Taxes payments	5,663,888,081	5,293,405,568	1,119,723,448	1,806,022,942
Other cash paid relating to operating activities	2,186,752,348	1,372,667,715	614,125,325	145,378,107

Sub-total of cash outflows	35,420,213,534	20,955,638,807	10,667,928,853	7,626,255,037

NET CASH FLOW FROM OPERATING ACTIVITIES	3,759,191,836	11,067,941,144	-308,149,187	745,870,599

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments	580,193,766	743,786,850	18,000,000	290,000,000
Cash received from return of investments	161,845,391	175,950,391	46,744,726	112,497,126
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,746,529	10,706,069	278,970	7,840,505
Other cash received relating to investing activities	6,219,902,182	929,026,737		929,026,737

Sub-total of cash inflows	6,963,687,868	1,859,470,047	65,023,696	1,339,364,368

Cash paid to acquire fixed assets, intangible assets and other long-term assets	1,006,233,709	530,553,168	749,020,080	267,861,186
Cash paid for investments	1,198,840,824	7,780,045,200	635,356,047	2,822,917,200
Net cash paid for the acquisition of subsidiaries and other business units	817,030,418
Other cash paid relating to investing activities	2,027,300,918	7,547,063,209	1,527,300,918

Sub-total of cash outflows	5,049,405,869	15,857,661,577	2,911,677,045	3,090,778,386

NET CASH FLOW USED IN INVESTING ACTIVITIES	1,914,281,999	-13,998,191,530	-2,846,653,349	-1,751,414,018

3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from borrowings	8,010,431,679	5,082,000,000	1,810,431,679	200,000,000
Cash received from bonds	4,950,000,000		4,950,000,000
Cash received relating to other financing activities	247,430,713	743,263,320	4,929,061	152,909,738

Sub-total of cash inflows	13,207,862,392	5,825,263,320	6,765,360,740	352,909,738

Repayments of borrowings	12,596,156,673	1,000,000,000	1,104,156,673	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses	3,440,680,466	2,987,073,458	2,945,408,515	1,583,189,805
Other cash payment relating to financing activities		1,981,646		913,697

Sub-total of cash outflows	16,036,837,139	3,989,055,104	4,049,565,188	1,584,103,502

NET CASH FLOW USED IN FINANCING ACTIVITIES	-2,828,974,747	1,836,208,216	2,715,795,552	-1,231,193,764

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	-8,818,597	4,777,815	-8,818,597	-321,936
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	2,835,680,491	-1,089,264,355	-447,825,581	-2,237,059,119
Add: Cash and cash equivalents, opening	6,014,805,639	5,336,180,576	9,298,311,711	6,483,975,340
6. Cash and cash equivalents, closing	8,850,486,130	4,246,916,221	8,850,486,130	4,246,916,221

ABOUT THE COMPANY

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC